Franklin Templeton Investments
                              One Franklin Parkway
                        San Mateo, California 94403-1906

June 12, 2002

Filed Via EDGAR (CIK #0001022804)
Securities and Exchange Commission Judiciary
Plaza 450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Franklin Templeton Fund Allocator Series (Registrant)
             File Nos. 033-13601 & 811-7851

Ladies and Gentlemen:

On behalf of the above-referenced Registrant and pursuant to Rule 477(A) to the Securities Act of 1933, as amended, we hereby submit this application for withdraw, Post Effective Amendment No. 8 to the Registrant's Registration Statement on Form N-1A together with all exhibits (Amendment). The Amendment was filed with the Commission on April 12, 2002, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and absent the withdrawal, will become effective on June 15, 2002. The Amendment was filed for the purpose of adding an additional class of shares, Advisor Class, to the following series of the Registrant:

                  Franklin Templeton Conservative Target Fund
                  Franklin Templeton Growth Target Fund
                  Franklin Templeton Moderate Target Fund

The Registrant has decided not to make this new class available at this time.

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors and respectfully requests that you issue an order with respect to this application for withdrawal as soon as possible.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been signed by David P. Goss, Vice President of Registrant, this 12th day of June, 2002.

Sincerely yours,

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES

/s/DAVID P. GOSS

David P. Goss
Vice President